

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2019

Nancy Walsh
Executive Vice President and Chief Financial Officer
PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

> **Re: PIER 1 IMPORTS, INC.**
> **Form 10-K for the Fiscal Year Ended March 3, 2018**
> **Filed May 2, 2018**
> **File No. 001-07832**

Dear Ms. Walsh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products